ANIMAL CLONING SCIENCES, INC.

United States Securities and Exchange Commission

Washington DC 20549

RE: Animal Cloning Sciences, Inc.

Form 10-K for the Fiscal year ended December 31, 2008

Filed January 25, 2010

Dear Mr. Jonathan Wiggins:

We plan to address any re-audit requirements with hiring Sam Kan and Company, a PCAOB auditor. Sam Kan & Company will re-audit 2008 through 2009 audited financials. We will transfer all of The Blackwing Group, LLC's work papers to Sam Kan & Company. We will also provide them all the necessary support for their re-audit efforts. The CEO, Mr. Dempsey Mork is working diligently with Sam Kan & Company to resolve any of the re-audit requirements.

Very truly yours,

/s/ Dempsey Mork, CEO

Animal Cloning Sciences, Inc.